United States securities and exchange commission logo





                         June 9, 2021

       Crystal Plum
       Chief Financial Officer
       Wheeler Real Estate Investment Trust, Inc.
       2529 Virginia Beach Blvd., Suite 200
       Virginia Beach, Virginia 23452

                                                        Re: Wheeler Real Estate
Investment Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed June 2, 2021
                                                            File No. 333-256699

       Dear Ms. Plum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at (202)551-3034 or Erin E. Martin at (202)551-3391 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Daniel Raglan